Exhibit 99.1



Opening doors to the future®

Press Release

DENVER, CO – April 30, 2024

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES FIRST QUARTER RESULTS
AND RAISES CERTAIN FULL-YEAR 2024 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its first quarter 2024 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended March 31, 2024 are detailed below.

Metric	Quarter Ended March 31				
	1Q 2024 Actual	1Q 2024 Guidance	1Q 2023 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.13	$0.13 to $0.15	$0.09	$0.04	44%
FFO per diluted share	$0.60	$0.60 to $0.62	$0.59	$0.01	2%
FFOA per diluted share	$0.61	$0.60 to $0.62	$0.60	$0.01	2%
AFFO per diluted share	$0.56	$0.56 to $0.58	$0.57	$(0.01)	(2)%

- Same-Store ("SS") results, with concessions reflected on a straight-line basis, for the first quarter 2024 versus the first quarter 2023 and the fourth quarter 2023 are summarized below.

SS Growth / (Decline)	Year-Over-Year ("YOY"): 1Q 2024 vs. 1Q 2023	Sequential: 1Q 2024 vs. 4Q 2023
Revenue	3.1%	0.4%
Expense	7.5%[1]	4.9%
Net Operating Income ("NOI")	1.2%[1]	(1.6)%

[1] In 1Q 2023, the Company recorded a $3.7 million refundable payroll tax credit related to the Employee Retention Credit program. Excluding this benefit, YOY SS Expense and NOI growth would have been 4.0 percent and 2.7 percent, respectively.

- During the first quarter, the Company,

  - Sold Crescent Falls Church, a 214-home apartment community in Metropolitan Washington, D.C., for gross proceeds of $100.0 million.

  - Completed development at Villas at Fiori, a $53.5 million, 85-home townhome community developed in the Addison submarket of Dallas, TX.

- Subsequent to quarter-end, the joint venture affiliated with the Company's Developer Capital Program investment in 1300 Fairmount, a 478-home apartment community in Philadelphia, PA, refinanced the expiring senior construction loan with a new loan that matures in April 2026. The joint venture's ability to refinance the senior construction loan results in UDR continuing to accrue a return on its investment, thereby adding $0.02 of FFOA per diluted share to prior full-year 2024 expectations.

"We have started the year with improving leasing conditions, largely due to employment growth that has exceeded expectations and led to near-record high absorption. Our first quarter results, including 3.1 percent same-store revenue growth over the prior year period, demonstrate the strength of our strategy and the value of our operating platform," said Tom Toomey, UDR's Chairman and CEO. "UDR's operating and capital markets acumen as well as our innovative culture position us well for continued success."

Outlook[1]

As shown in the table below, the Company has established the following guidance ranges for the second quarter of 2024 and has updated its previously provided full-year 2024 guidance ranges for FFOA per diluted share and AFFO per diluted share.

	2Q 2024 Outlook	1Q 2024 Actual	Updated Full-Year 2024 Outlook	Prior Full-Year 2024 Outlook	Full-Year 2024 Midpoint (Change)
Net Income per diluted share	$0.13 to $0.15	$0.13	$0.33 to $0.45	$0.33 to $0.45	$0.39 (unch)
FFO per diluted share	$0.60 to $0.62	$0.60	$2.36 to $2.48	$2.36 to $2.48	$2.42 (unch)
FFOA per diluted share	$0.60 to $0.62	$0.61	$2.38 to $2.50	$2.36 to $2.48	$2.44 (+$0.02)
AFFO per diluted share	$0.53 to $0.55	$0.56	$2.12 to $2.24	$2.10 to $2.22	$2.18 (+$0.02)
YOY Growth: concessions reflected on a <u>straight-line basis</u>:					
SS Revenue	N/A	3.1%	0.00% to 3.00%	0.00% to 3.00%	1.50% (unch)
SS Expense	N/A	7.5%	4.25% to 6.25%	4.25% to 6.25%	5.25% (unch)
SS NOI	N/A	1.2%	(1.75)% to 1.75%	(1.75)% to 1.75%	0.00% (unch)

[1]   Additional assumptions for the Company's second quarter and full-year 2024 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per share to FFO per share, FFOA per share, and AFFO per share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

First Quarter 2024 and April 2024 Results

In the first quarter, total revenue increased by $14.1 million YOY, or 3.5 percent, to $413.6 million. This increase was primarily attributable to growth in revenue from Same-Store communities and growth from past accretive external investments.

"Monthly sequential improvement across key revenue metrics of occupancy, concessions granted, effective lease rate growth, and resident turnover led to first quarter same-store results slightly ahead of our expectations," said Mike Lacy, UDR's Senior Vice President of Operations. "As we begin the second quarter, occupancy remains high and we continue to achieve new lease rate growth momentum. While much of this year's leasing activity remains ahead of us, I am optimistic about our operating trajectory and the incremental income we deliver from our initiatives, the relative value we offer versus other forms of housing, and the resiliency of our consumer, all of which should help us manage through elevated supply deliveries."

Summary of Fourth Quarter 2023, First Quarter 2024, and April 2024 Residential Operating Trends[1]

	As of April 29, 2024		
Same-Store Metric	**4Q 2023**	**1Q 2024**	**Apr 2024**
Weighted Average Physical Occupancy	96.9%	97.1%	96.8% to 97.0%
Effective Blended Lease Rate Growth[2]	(0.5)%	0.8%	1.9% to 2.1%
Effective New Lease Rate Growth	(5.1)%	(2.5)%	(0.1)% to 0.1%
Effective Renewal Lease Rate Growth	4.2%	3.8%	3.5% to 3.7%
Average Concession Granted (in Weeks) on New Leases	1.3	0.9	0.8

[1]   Metrics are as of April 29, 2024 for the Company's same-store residential portfolio and are subject to change.

[2]   The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of (a) Effective New Lease Rate Growth and (b) Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level new and in-place demand trends. Please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement for additional details.

In the tables below, the Company has presented YOY and sequential Same-Store results by region, with concessions accounted for on a straight-line basis.

Summary of Same-Store Results in First Quarter 2024 versus First Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	3.1%	8.9%	1.2%	31.5%	97.1%	0.8%
Mid-Atlantic	4.4%	9.0%	2.4%	20.8%	97.3%	0.7%
Northeast	4.1%	10.5%	0.7%	18.2%	97.3%	0.1%
Southeast	2.2%	3.8%	1.4%	14.3%	96.9%	0.8%
Southwest	0.2%	(0.8)%	0.8%	8.8%	96.7%	0.1%
Other Markets	2.9%	11.7%	(0.4)%	6.4%	97.2%	0.2%
Total	**3.1%**	**7.5%**	**1.2%**	**100.0%**	**97.1%**	**0.6%**

[1] Based on 1Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in First Quarter 2024 versus Fourth Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.9%	3.7%	0.0%	31.5%	97.1%	0.5%
Mid-Atlantic	0.6%	4.6%	(1.1)%	20.8%	97.3%	0.1%
Northeast	0.0%	8.3%	(4.2)%	18.2%	97.3%	0.2%
Southeast	0.1%	5.2%	(2.2)%	14.3%	96.9%	0.0%
Southwest	(0.6)%	2.9%	(2.5)%	8.8%	96.7%	(0.3)%
Other Markets	0.0%	1.7%	(0.7)%	6.4%	97.2%	0.3%
Total	**0.4%**	**4.9%**	**(1.6)%**	**100.0%**	**97.1%**	**0.2%**

[1] Based on 1Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Transactional Activity

During the quarter, the Company sold Crescent Falls Church, a 214-home apartment community with approximately 6,400 square feet of retail space in Metropolitan Washington, D.C., for gross proceeds of $100.0 million. At the time of sale, the 14-year-old community had a weighted average monthly revenue per occupied home of $3,385 and physical occupancy of 97.9 percent.

Development Activity

During the quarter, the Company completed development at Villas at Fiori, a $53.5 million, 85-home townhome community developed in the Addison submarket of Dallas, TX. At the end of the first quarter, the Company's development pipeline included one 330-home apartment community in Tampa, FL, at a total budgeted cost of $134.0 million, of which 94 percent has been funded, with only $7.8 million remaining to fund.

Developer Capital Program ("DCP") Portfolio Activity

Subsequent to quarter-end, the joint venture affiliated with the Company's investment in 1300 Fairmount, a 478-home apartment community in Philadelphia, PA, refinanced the senior construction loan with a new loan that matures in April 2026 and includes an additional one-year extension option, subject to certain conditions.

At the end of the first quarter, the Company had fully funded its $476.6 million of commitments under its DCP platform. These investments carry a contractual weighted average return rate of 10.0 percent and have a weighted average remaining term of 2.7 years.

Capital Markets and Balance Sheet Activity

"Robust liquidity and minimal committed forward funding obligations position UDR well to opportunistically utilize our investment grade balance sheet to accretively deploy capital and enhance stakeholder returns," said Joe Fisher, UDR's President and Chief Financial Officer.

The Company's total indebtedness as of March 31, 2024 was $5.8 billion with only $291.2 million, or 5.1 percent of total consolidated debt, maturing through 2025, including principal amortization and excluding amounts on the Company's commercial paper program and working capital credit facility. As of March 31, 2024, the Company had $960 million in liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended March 31, 2024 and the comparable prior year period.

	Quarter Ended March 31		
Balance Sheet Metric	**1Q 2024**	**1Q 2023**	**Change**
Weighted Average Interest Rate	3.38%	3.25%	0.13%
Weighted Average Years to Maturity[1]	5.4	6.3	(0.9)
Consolidated Fixed Charge Coverage Ratio	4.8x	5.2x	(0.4)x
Consolidated Debt as a percentage of Total Assets	32.7%	33.0%	(0.3)%
Consolidated Net Debt-to-EBITDAre[2]	5.7x	5.7x	0.0x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 5.5 years without extensions and 5.6 years with extensions for 1Q 2024 and 6.5 years without extensions and 6.6 years with extensions for 1Q 2023.

(2) Defined as EBITDAre - adjusted for non-recurring items. A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Senior Management

As previously announced, effective July 31, 2024, Harry Alcock will retire from the role of Senior Vice President and Chief Investment Officer, at which time he will transition to a consulting role with a focus on transactions. H. Andrew Cantor, UDR's Senior Vice President – Acquisitions and Dispositions, will continue to oversee the Company's transactions platform, as he has for the last 12 years of his more than 14-year tenure with UDR. Bob McCullough, UDR's Senior Vice President – Development, will continue to oversee the Company's development platform, as he has during his 11-year tenure with UDR.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter 2024 in the amount of $0.425 per share, a 1.2 percent increase over the comparable period in 2023. The dividend was paid in cash on April 30, 2024 to UDR common shareholders of record as of April 10, 2024. The first quarter 2024 dividend represented the 206th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Financial Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company, which is available on the Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on May 1, 2024, to discuss first quarter 2024 results as well as high-level views for 2024. The webcast will be available on the Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through June 1, 2024, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13745939, when prompted for the passcode. A replay of the call will also be available on the Investor Relations section of the Company's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data
The full text of the earnings report and related quarterly Supplement will be available on the Investor Relations section of the Company's website at ir.udr.com.

Forward-Looking Statements
Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "outlook," "guidance," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of March 31, 2024, UDR owned or had an ownership position in 60,124 apartment homes including 311 homes under development. For over 51 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.